November 14, 2016

BY EDGAR Mr. Kevin W. Vaughn Accounting Branch Chief Office of Financial Services Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:      Credit Suisse Group AG (the “Group”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Comment Letter Dated November 2, 2016
File No. 001-15244

Dear Mr. Vaughn:

We appreciated the opportunity to speak with your colleague, Christian Windsor, today in connection with the comment letter that was received on November 2, 2016, relating to Credit Suisse Group AG’s Annual Report on Form 20-F for 2015. As discussed, the Group intends to respond to the comments by December 7, 2016.

Kevin W. Vaughn, p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time. You can reach me at +44 20 7614 2230 or dgottlieb@cgsh.com.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:       Christian Windsor

Securities and Exchange Commission

Tidjane Thiam

Chief Executive Officer

Credit Suisse Group AG

John Tiner

Chairman of the Audit Committee

Credit Suisse Group AG

Romeo Cerutti

General Counsel

Credit Suisse Group AG

Lara J. Warner

Chief Compliance and Regulatory Affairs Officer

Credit Suisse Group AG

Robert Arbuthnott

Head of Group Finance and Chief Accountant

Credit Suisse Group AG

Christopher Harris

Head of External Reporting

Credit Suisse Group AG

Todd Runyan

Head of Accounting Policy

Credit Suisse Group AG